

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2020

Thomas P. McCaffrey
President, Chief Executive Officer, and Chief Financial Officer
KLX Energy Services Holdings, Inc.
1300 Corporate Center Way
Wellington, Florida 33414

   Re: KLX Energy Services Holdings, Inc.
     Registration Statement on Form S-4
     Filed June 2, 2020
     File No. 333-238870

Dear Mr. McCaffrey:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation

cc: Valerie Ford Jacob, Esq.